January 6, 2025

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Laura McKenzie and David Plattner

Re:	Matthews International Corporation

Schedule 14A filed December 27, 2024

File No. 000-09115

Dear Ms. McKenzie and Mr. Plattner:

On behalf of our client, Matthews International Corporation (the “Registrant”), we hereby submit the Registrant’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Registrant dated January 3, 2025 in connection with the Staff’s review of the Registrant’s Preliminary Proxy Statement on Schedule 14A filed on December 27, 2024 (the “Preliminary Proxy Statement”). In connection with the submission of this letter, the Registrant has filed with the Commission Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) on January 6, 2025. The Revised Preliminary Proxy Statement reflects revisions made in response to the comments of the Staff and updates certain other information. For your convenience, we have included the text of the Staff’s comments preceding each of the Registrant’s responses.

Preliminary Proxy Statement

1.

In Q&A 17 on page 19, we note your statement that a broker non-vote would occur when a stockholder did not provide voting instructions to their broker “at least 10 days before the Annual Meeting.” Please explain why such a long lead time is required for stockholders who are beneficial owners to provide voting instructions.

Response:

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly beginning on page 19 of the Revised Preliminary Proxy Statement to eliminate the requirement for shareholders who are beneficial owners to provide voting instructions at least 10 days before the Annual Meeting.

2.

We note the following language on page 28: “two of the Barington Nominees acknowledged during their interviews that they had no knowledge of Matthews prior to their nomination, one of the Barington Nominees is currently employed by a Company that is a significant debt holder of a competitor of the Company and one of the Barington Nominees is well known to the Company, the Board and management.”

Please identify the Barington Nominee(s) referenced for each statement.

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 28 of the Revised Preliminary Proxy Statement to identify the Barington Nominee(s) referenced in each statement noted above.

3.

On the second page of the Notice of the Annual Meeting of the Stockholders, you ask stockholders to “indicate on the enclosed WHITE proxy card whether you will or will not be able to attend the Annual Meeting,” however there does not appear to be a place on the proxy card to indicate such information.

U.S. Securities and Exchange Commission

January 6, 2025

Please revise to ensure consistency between the proxy card and descriptions of the proxy card throughout the proxy statement.

Response:

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly in the “Notice of the Annual Meeting of the Shareholders” included with the Revised Preliminary Proxy Statement to eliminate the request to notify the Registrant whether shareholders will or will not be able to attend the Annual Meeting.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If you have any questions regarding the Registrant’s responses to the Staff’s comments, please do not hesitate to contact me at (412) 620-6570 or jgarvey@cozen.com.

Sincerely,

/s/ Jeremiah G. Garvey
Jeremiah G. Garvey
Cozen O’Connor P.C.

cc:	Brian D. Walters, Executive Vice President and General Counsel

Matthews International Corporation